

October 25, 2022

Kelly E. Hibbs
Chief Financial Officer
Boise Cascade Company
1111 West Jefferson Street Suite 300
Boise, Idaho 83702-5389

> **Re: Boise Cascade Company**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Filed February 22, 2022**
> **File No. 001-35805**

Dear Kelly E. Hibbs:

We have reviewed your October 14, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 6, 2022 letter.

Form 10-K for Fiscal Year Ended December 31, 2021

Item 1. Business
Segment Detail, page 10

1. We note your response to our prior comment 1. You state Segment EBITDA is one of several measures you use to evaluate the performance of your segments. If you consider Segment EBITDA to be a segment measure of profit or loss, please revise your filing to disclose this measure in your segment footnote within the Notes to the Consolidated Financial Statements. Please refer to ASC 280-10-50-22 and 28 for further guidance.

You may contact Aamira Chaudhry at 202-551-3389 or Amy Geddes at 202-551-3304 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Trade & Services